SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

RENEO PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

75974E103

(CUSIP Number)

Jay W. Schmelter

101 S. Hanley Road, Suite 1850

St. Louis, MO 63105

(314) 726-6700

With copy to:

Gloria M. Skigen, Esq.

Holland & Knight LLP

One Stamford Plaza 263 Tresser Boulevard Suite 1400

Stamford, CT 06901

(203) 905-4526

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 8, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) RiverVest Venture Fund III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 328,094
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 328,094

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 328,094
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.97%(1)
14	TYPE OF REPORTING PERSON PN

(1)

The percentage set forth in row (13) is based on 33,655,123 shares of common stock, par value $0.0001 per share, of Reneo Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”), outstanding as of May 9, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with Securities and Exchange Commission (“SEC”) on May 11, 2023.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) RiverVest Venture Fund III (Ohio), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,413
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,413

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,413
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.05%(1)
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) RiverVest Venture Partners III (Ohio), LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,413(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,413(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,413(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.05%(1)
14	TYPE OF REPORTING PERSON OO

(2)

Represents 17,413 shares of Common Stock owned by RiverVest Venture Fund III (Ohio), L.P., a Delaware limited partnership (“RiverVest III (Ohio)”). RiverVest Venture Partners III (Ohio), LLC, a Delaware limited liability company (“RiverVest Partners III (Ohio)”), is the general partner of RiverVest III (Ohio).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) RiverVest Venture Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 345,507(3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 345,507(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 345,507(3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.03%(1)
14	TYPE OF REPORTING PERSON PN

(3)

Represents 328,094 shares of Common Stock owned by RiverVest Venture Fund III, L.P., a Delaware limited partnership (“RiverVest III”), and 17,413 shares of Common Stock owned by RiverVest III (Ohio). RiverVest Venture Partners III, L.P., a Delaware limited partnership (“RiverVest Partners III”), is the general partner of RiverVest III and the sole member of RiverVest Partners III (Ohio), which is the general partner of RiverVest III (Ohio).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) RiverVest Venture Partners III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 345,507(4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 345,507(4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 345,507(4)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.03%(1)
14	TYPE OF REPORTING PERSON OO

(4)

Represents 328,094 shares of Common Stock owned by RiverVest III and 17,413 shares of Common Stock owned by RiverVest III (Ohio). RiverVest Venture Partners III, LLC, a Delaware limited liability company, is the general partner of RiverVest Partners III, which is (a) the general partner of RiverVest III and (b) the sole member of RiverVest Partners III (Ohio), which is the general partner of RiverVest III (Ohio).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) RiverVest Venture Fund IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,188,713
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,188,713

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,188,713
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.50%(1)
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) RiverVest Venture Partners IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,188,713(5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,188,713(5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,188,713(5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.50%(1)
14	TYPE OF REPORTING PERSON PN

(5)

Represents 2,188,713 shares of Common Stock owned by RiverVest Venture Fund IV, L.P., a Delaware limited partnership (“RiverVest IV”). RiverVest Venture Partners IV, L.P., a Delaware limited partnership (“RiverVest Partners IV”), is the general partner of RiverVest IV.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) RiverVest Venture Partners IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,188,713(6)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,188,713(6)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,188,713(6)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.50%(1)
14	TYPE OF REPORTING PERSON OO

(6)

Represents 2,188,713 shares of Common Stock owned by RiverVest IV. RiverVest Venture Partners IV, LLC, a Delaware limited liability company, is the general partner of RiverVest Partners IV, which is the general partner of RiverVest IV.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) John P. McKearn, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,534,220(7)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,534,220(7)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,534,220(7)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.53%(1)
14	TYPE OF REPORTING PERSON IN

(7)	Includes 328,094 shares of Common Stock owned by RiverVest III, 17,413 shares of Common Stock owned by RiverVest III (Ohio), and 2,188,713 shares of Common Stock owned by RiverVest IV.

Dr. McKearn is a member of RiverVest Venture Partners III, LLC, which is the general partner of RiverVest Partners III. RiverVest Partners III is (a) the general partner of RiverVest III and (b) the sole member of RiverVest Partners III (Ohio), which is the general partner of RiverVest III (Ohio).

Dr. McKearn is a member of RiverVest Venture Partners IV, LLC, which is the general partner of RiverVest Partners IV. RiverVest Partners IV is the general partner of RiverVest IV.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) Jay Schmelter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,534,220(8)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,534,220(8)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,534,220(8)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.53%(1)
14	TYPE OF REPORTING PERSON IN

(8)	Includes 328,094 shares of Common Stock owned by RiverVest III, 17,413 shares of Common Stock owned by RiverVest III (Ohio), and 2,188,713 shares of Common Stock owned by RiverVest IV.

Mr. Schmelter is a member of RiverVest Venture Partners III, LLC, which is the general partner of RiverVest Partners III. RiverVest Partners III is (a) the general partner of RiverVest III and (b) the sole member of RiverVest Partners III (Ohio), which is the general partner of RiverVest III (Ohio).

Mr. Schmelter is a member of RiverVest Venture Partners IV, LLC, which is the general partner of RiverVest Partners IV. RiverVest Partners IV is the general partner of RiverVest IV.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) Thomas C. Melzer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 345,507(9)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 345,507 (9)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 345,507 (9)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.03%(1)
14	TYPE OF REPORTING PERSON IN

(9)	Includes 328,094 shares of Common Stock owned by RiverVest III and 17,413 shares of Common Stock owned by RiverVest III (Ohio).

Mr. Melzer is a member of RiverVest Venture Partners III, LLC, which is the general partner of RiverVest Partners III. RiverVest Partners III is (a) the general partner of RiverVest III and (b) the sole member of RiverVest Partners III (Ohio), which is the general partner of RiverVest III (Ohio).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) Niall O’Donnell, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 130,971(10)
	8	SHARED VOTING POWER 2,188,713(11)
	9	SOLE DISPOSITIVE POWER 130,971(10)
	10	SHARED DISPOSITIVE POWER 2,188,713(11)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,188,713(11)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.50%(1)
14	TYPE OF REPORTING PERSON IN

(10)	Represents 130,971 shares of Common Stock options owned by Mr. O’Donnell.
(11)	Represents 2,188,713 shares of Common Stock owned by RiverVest IV.

Mr. O’Donnell is a member of RiverVest Venture Partners IV, LLC, which is the general partner of RiverVest Partners IV. RiverVest Partners IV is the general partner of RiverVest IV.

Schedule 13D/A

Pursuant to Rule 13d-2 of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned hereby amends the statement on Schedule 13D (the “Schedule 13D”) dated April 19, 2021. This Statement constitutes Amendment No. 1 to the Schedule 13D. Unless otherwise indicated herein, there are no material changes to the information set forth in the Schedule 13D.

Item 1. Security and Issuer.

Item 1 of Schedule 13D is hereby amended to replace address of the principal executive office of the Issuer with the following:

18575 Jamboree Road, Suite 275-S, Irvine, California 92612

Item 2. Identity and Background.

No change.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is hereby amended and supplemented as follows:

On May 8, 2023, RiverVest IV purchased 125,000 shares of Common Stock as part of the Issuer’s underwritten public offering of Common Stock on the Issuer’s prospectus filed under Rule 424(b)(5), filed with the SEC on May 4, 2023 and the exercise of the underwriters’ over-allotment in full. RiverVest IV purchased such shares for a total consideration of $1 million. The purchase price for these shares was paid by RiverVest IV from its working capital.

Item 4. Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Underwritten Public Offering

On May 8, 2023, RiverVest IV purchased 125,000 shares of Common Stock as part of the Issuer’s underwritten public offering of Common Stock on the Issuer’s prospectus filed under Rule 424(b)(5), filed with the SEC on May 4, 2023 and the exercise of the underwriters’ over-allotment in full. RiverVest IV purchased such shares for a total consideration of $1 million.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b)

Entity or Individual	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class(*)
RiverVest Venture Fund III, L.P.	328,094	0	328,094	0	328,094	328,094	0.97%
RiverVest Venture Fund III (Ohio), L.P.	17,413	0	17,413	0	17,413	17,413	0.05%
RiverVest Venture Partners III (Ohio), LLC(1)	0	0	17,413	0	17,413	17,413	1.03%
RiverVest Venture Partners III, L.P. (2)	0	0	345,507	0	345,507	345,507	1.03%

RiverVest Venture Partners III, LLC(3)	0	0	345,507	0	345,507	345,507	1.03%
RiverVest Venture Fund IV, L.P.	2,188,713	0	2,188,713	0	2,188,713	2,188,713	6.50%
RiverVest Venture Partners IV, L.P. (4)	0	0	2,188,713	0	2,188,713	2,188,713	6.50%
RiverVest Venture Partners IV, LLC(5)	0	0	2,188,713	0	2,188,713	2,188,713	6.50%
John P. McKearn, Ph.D.(6)	0	0	2,534,220	0	2,534,220	2,534,220	7.53%
Jay Schmelter(7)	0	0	2,534,220	0	2,534,220	2,534,220	7.53%
Thomas C. Melzer(8)	0	0	345,507	0	345,507	345,507	1.03%
Niall O’Donnell(9)	130,971	130,971	2,188,713	130,971	2,188,713	2,188,713	6.50%

(*)	Based on 33,655,123 shares of Common Stock outstanding as of May 9, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with SEC on May 11, 2023

(1)	RiverVest Partners III (Ohio) is the general partner of RiverVest III (Ohio), and as a result, may be deemed to beneficially own the 17,413 shares of Common Stock owned by RiverVest III (Ohio).

(2)

RiverVest Partners III is the general partner of RiverVest III and the sole member of RiverVest Partners III (Ohio), which is the general partner of RiverVest III (Ohio), and as a result, may be deemed to beneficially own the 328,094 shares of Common Stock owned by RiverVest III and the 17,413 shares of Common Stock owned by RiverVest III (Ohio).

(3)

RiverVest Venture Partners III, LLC is the general partner of RiverVest Partners III, which is (a) the general partner of RiverVest III and (b) the sole member of RiverVest Partners III (Ohio), which is the general partner of RiverVest III (Ohio), and as a result, may be deemed to beneficially own the 328,094 shares of Common Stock owned by RiverVest III and the 17,413 shares of Common Stock owned by RiverVest III (Ohio).

(4)	RiverVest Partners IV is the general partner of RiverVest IV, and as a result, may be deemed to beneficially own the 2,188,713 shares of Common Stock owned by RiverVest IV.

(5)

RiverVest Venture Partners IV, LLC is the general partner of RiverVest Partners IV, which is the general partner of RiverVest IV, and as a result, may be deemed to beneficially own the 2,188,713 shares of Common Stock owned by RiverVest IV.

(6)

Dr. McKearn is a member of RiverVest Venture Partners III, LLC, which is the general partner of RiverVest Partners III. RiverVest Partners III is (a) the general partner of RiverVest III and (b) the sole member of RiverVest Partners III (Ohio), which is the general partner of RiverVest III (Ohio). As a result, Dr. McKearn may be deemed to beneficially own the 328,094 shares of Common Stock owned by RiverVest III and the 17,413 shares of Common Stock owned by RiverVest III (Ohio).

Dr. McKearn is a member of RiverVest Venture Partners IV, LLC, which is the general partner of RiverVest Partners IV. RiverVest Partners IV is the general partner of RiverVest IV. As a result, Dr. McKearn may be deemed to beneficially own the 2,188,713 shares of Common Stock owned by RiverVest IV.

(7)

Mr. Schmelter is a member of RiverVest Venture Partners III, LLC, which is the general partner of RiverVest Partners III. RiverVest Partners III is (a) the general partner of RiverVest III and (b) the sole member of RiverVest Partners III (Ohio), which is the general partner of RiverVest III (Ohio). As a result, Mr. Schmelter may be deemed to beneficially own the 328,094 shares of Common Stock owned by RiverVest III and the 17,413 shares of Common Stock owned by RiverVest III (Ohio).

Mr. Schmelter is a member of RiverVest Venture Partners IV, LLC, which is the general partner of RiverVest Partners IV. RiverVest Partners IV is the general partner of RiverVest IV. As a result, Dr. McKearn may be deemed to beneficially own the 2,188,713 shares of Common Stock owned by RiverVest IV.

(8)

Mr. Melzer is a member of RiverVest Venture Partners III, LLC, which is the general partner of RiverVest Partners III. RiverVest Partners III is (a) the general partner of RiverVest III and (b) the sole member of RiverVest Partners III (Ohio), which is the general partner of RiverVest III (Ohio). As a result, Mr. Melzer may be deemed to beneficially own the 328,094 shares of Common Stock owned by RiverVest III and the 17,413 shares of Common Stock owned by RiverVest III (Ohio).

(9)

Mr. O’Donnell is a member of RiverVest Venture Partners IV, LLC, which is the general partner of RiverVest Partners IV. RiverVest Partners IV is the general partner of RiverVest IV. As a result, Mr. O’Donnell may be deemed to beneficially own the 2,188,713 shares of Common Stock owned by RiverVest IV.

By virtue of the relationships described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Act. The filing of this Statement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group. Each Reporting Person expressly disclaims beneficial ownership of the securities reported herein, except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(c) Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of the Issuer’s Common Stock during the last 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

No change.

Item 7. Material to be Filed as Exhibits.

No change.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

May 30, 2023

RiverVest Venture Fund III, L.P.		RiverVest Venture Fund III (Ohio), L.P.

By:	RiverVest Venture Partners III, L.P.,	By:	RiverVest Venture Partners III (Ohio), LLC,
	its general partner		its general partner
By:	RiverVest Venture Partners III, LLC,	By:	RiverVest Venture Partners III, L.P.,
	its general partner		its sole member
		By:	RiverVest Venture Partners III, LLC, its general partner

By:	/s/ Jay Schmelter
Name: Jay Schmelter
	Title: Member	By:	/s/ Jay Schmelter
Name: Jay Schmelter
Title: Member

RiverVest Venture Partners III (Ohio), LLC		RiverVest Venture Partners III, L.P.

By:	RiverVest Venture Partners III, L.P.,	By:	RiverVest Venture Partners III, LLC,
	its sole member		its general partner
By:	RiverVest Venture Partners III, LLC,
	its general partner	By:	/s/ Jay Schmelter
Name: Jay Schmelter
By:	/s/ Jay Schmelter		Title: Member
Name: Jay Schmelter
Title: Member

RiverVest Venture Partners III, LLC		RiverVest Venture Fund IV, L.P.

By:	/s/ Jay Schmelter	By:	RiverVest Venture Partners IV, L.P.,
	Name: Jay Schmelter		its general partner
	Title: Member	By:	RiverVest Venture Partners IV, LLC,
its general partner

		By:	/s/ Jay Schmelter
Name: Jay Schmelter
Title: Member

RiverVest Venture Partners IV, L.P.		RiverVest Venture Partners IV, LLC

By:	RiverVest Venture Partners IV, LLC,	By:	/s/ Jay Schmelter
	its general partner		Name: Jay Schmelter
Title: Member

By:	/s/ Jay Schmelter
Name: Jay Schmelter
Title: Member

/s/ John P. McKearn, Ph.D.		/s/ Jay Schmelter
John P. McKearn, Ph.D.		Jay Schmelter

/s/ Thomas C. Melzer	/s/ Niall O’Donnell, Ph.D.
Thomas C. Melzer	Niall O’Donnell, Ph.D.

[Signature Page of Schedule 13D]